UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-37965

TiGenix

Romeinse straat 12

3001 Leuven, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

ITEM 1 — INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibits 99.1, 99.2, 99.3 and 99.4 are copies of the press releases of TiGenix dated October 2, 5, 23 and 31, 2017.

ITEM 2 — EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

99.1	Press release dated October 2, 2017
99.2	Press release dated October 5, 2017
99.3	Press release dated October 23, 2017
99.4	Press release dated October 31, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIGENIX

Date: October 31, 2017

	By:	/s/ Eduardo Bravo

		Name:	Eduardo Bravo Fernández de Araoz
		Title:	Chief Executive Officer

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